UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CoreSite Realty Corporation

(Name of Subject Company (Issuer))

Appleseed Merger Sub LLC

(Offeror)

American Tower Corporation

American Tower Investments LLC

Appleseed Holdco LLC

(Parents of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

21870Q105

(Cusip Number of Class of Securities)

Edmund DiSanto, Esq.

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

c/o American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Benet J. O’Reilly

Kimberly R. Spoerri

Michael Saliba

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,526,200,220.00	$697,678.76

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (i) the product of (x) 43,672,637 shares of common stock of CoreSite Realty Corporation (“CoreSite”) issued and outstanding (other than shares subject to restricted stock awards of CoreSite and performance stock awards of CoreSite) and (y) the offer price of $170.00 per share, (ii) the product of (x) 80,710 shares of common stock issuable pursuant to outstanding restricted stock units of CoreSite and (y) the offer price of $170.00 per share, and (iii) the product of (x) 518,419 shares of common stock subject to outstanding restricted stock awards of CoreSite and performance stock awards of Coresite and (y) the offer price of $170.00 per share. The calculation of the filing fee is based on information provided by CoreSite as of November 23, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2022, effective October 1, 2021, by multiplying the transaction value by 0.00009270.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $697,678.76	Filing Party: Appleseed Merger Sub LLC American Tower Corporation American Tower Investments LLC Appleseed Holdco LLC
Form or Registration No.: Schedule TO	Date Filed: November 29, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”), and a wholly owned direct subsidiary of Appleseed Holdco LLC, a Delaware limited liability company (“Holdco”), and a wholly owned indirect subsidiary of American Tower Investments LLC, a California limited liability company (“Parent”), and a wholly owned indirect subsidiary of American Tower Corporation, a Delaware corporation (“ATC”), with the Securities and Exchange Commission on November 29, 2021 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (“Shares”), of CoreSite Realty Corporation, a Maryland corporation (“CoreSite”), at a price of $170.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions described in the Offer to Purchase dated November 29, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Index No.

(a)(5)(G)	* Transcript of an interview with an executive of ATC at the UBS Global TMT Conference on December 6, 2021, available on ATC’s external website.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2021

APPLESEED MERGER SUB LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

APPLESEED HOLDCO LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER INVESTMENTS LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER CORPORATION

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated November 29, 2021.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Summary Advertisement, published November 29, 2021 in The Wall Street Journal.*

(a)(5)(A)	Presentation made available by American Tower Corporation on its website to investors on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 15, 2021).*

(a)(5)(B)	Joint Press Release issued by American Tower Corporation and CoreSite Realty Corporation on November 15, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 15, 2021).*

(a)(5)(C)	Notice of Merger issued by Appleseed Merger Sub LLC, dated November 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Parent, Holdco and Purchaser with the SEC on November 26, 2021).*

(a)(5)(D)	Transcript of American Tower Corporation investor call on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 16, 2021).*

(a)(5)(E)	Press Release issued by American Tower Corporation on November 29, 2021.*

(a)(5)(F)	Excerpts of the transcript of an interview with an executive of ATC at the Fifth Annual Virtual Wells Fargo TMT Summit on December 1, 2021, available on ATC’s external website.*

(a)(5)(G)	Transcript of an interview with an executive of ATC at the UBS Global TMT Conference on December 6, 2021, available on ATC’s external website.

(b)(1)	Commitment Letter, dated as of November 14, 2021, between ATC and JPMorgan Chase Bank, N.A.*

(d)(1)	Agreement and Plan of Merger, dated as of November 14, 2021, among Parent, Holdco, Purchaser, Appleseed OP Merger Sub LLC, CoreSite, CoreSite, L.P. and ATC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ATC with the Securities and Exchange Commission on November 15, 2021).*

(d)(2)	Mutual Confidential Disclosure Agreement, dated as of September 4, 2021, between CoreSite and American Tower LLC (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by CoreSite with the Securities and Exchange Commission on November 29, 2021).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.